Mail Stop 4561

October 31, 2008

By U.S. Mail and Facsimile (717) 731-8205

Robert M. Garst
Executive Vice President
First Perry Bancorp, Inc.
101 Lincoln Street
P.O. Box B
Marysville, Pennsylvania 17053

Kirk D. Fox
Executive Vice President
HNB Bancorp, Inc.
3rd and Market Streets
P.O. Box A
Halifax, Pennsylvania 17032

Re: First Perry Bancorp, Inc.
Registration Statement on Form S-4
Filed October 20, 2008
File No. 333-153486

Dear Messrs. Garst and Fox:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment no. 1. Please revise to include disclose all
        material non-public information shared by the two entities during due diligence,
        including the respective five-year financial projections.

Background of the Consolidation, page 25

2.   We note your response to our prior comment no. 13. Please revise to describe in greater
        detail the negotiations of the material terms of the transaction, particularly price.

First Perry's and HNB's Reasons for the Consolidation, page 29

3.   We note your response to our prior comment no. 15. We note that the Contribution
        Analysis discussion on page 53 shows that HNB contributed 47.7% of the 2008 first
        quarter pre-tax income. Since this figure is well above the 45% share of the combined
        entity that HNB is to acquire under the agreement, please revise to explain why, in light
        of that item, the board is recommending the transaction.

Unaudited Pro Forma Combined Income Statement, page 70

4.   We note your revised disclosure in response to comment 21 from our October 20, 2008
        letter. It appears that the Total Interest Expense sub-total in the Pro Forma Adjustments
        column does not foot. It also appears that the Time Deposits and Other Borrowings line
        items do not foot across to the Pro Forma Combined column. Please revise or advise
        why you believe the amounts are correct.

Exhibit 5

5.   We note that the legality opinion has not yet been filed. Please allow for time for the
        staff's review of this exhibit.

Exhibit 8.1

6.   The scope of the tax opinion may be restricted as to purpose but not person. We note the
        first sentence in the last paragraph. Please obtain a revised opinion.

*   *   *   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide the staff of the Division of Corporation Finance, with marked copies of the amendment to expedite our review by showings deletions as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after we review your amendment and responses to our comments.

        You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

                               Sincerely,

                               Mark Webb
                               Legal Branch Chief

cc: Nicholas Bybel, Jr., Esquire
       Erik Gerhard, Esquire
       Bybel Rutledge LLP
       1017 Mumma Road, Suite 302
       Lemoyne, PA 17043